SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

OI S.A.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 each

American Depositary Shares, each representing one ordinary share, nominal value €1 per share

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP number of Class of Securities)

Bayard De Paoli Gontijo

Investor Relations Officer

Rua Humberto de Campos, 425

8º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-2918

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Mark O. Bagnall

White & Case LLP

Southeast Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Notice to the Market, dated November 10, 2014 (English translation).